UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 5)

EMERGENT GROUP INC.

(Name of Subject Company)

EMERGENT GROUP INC.

(Names of Persons Filing Statement)

Common Stock, $.04 par value

(Title of Class of Securities)

29089V-20-3

(CUSIP Number of Class of Securities)

Bruce J Haber

Chief Executive Officer

EMERGENT GROUP INC.

10939 Pendleton Street, Sun Valley, CA 91352

(818) 394-2800

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Steven Morse, Esq.

Morse & Morse PLLC

1400 Old Country Road, Suite 302

Westbury, NY 11590

(516) 487-1446

Fax: (516) 487-1452

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on March 2, 2011 with the Securities and Exchange Commission by Emergent Group Inc., a Nevada corporation (the “Company”), which was amended on March 3, 2011, March 9, 2011, March 25, 2011 and March 31, 2011 (as subsequently amended and supplemented, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Universal Hospital Services, Inc., a Delaware corporation (“Parent”), through its wholly owned subsidiary, Sunrise Merger Sub, Inc., a Nevada corporation (“Purchaser”), to purchase all of the outstanding shares of common stock, $.04 par value, of the Company (the “Shares”) for $8.46 per Share, net to the seller in cash (less any required withholding taxes and without interest) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 2, 2011, as amended or supplemented from time to time, and the related Letter of Transmittal.

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not defined, in this Amendment No. 5 have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information

Item 8 of Schedule 14D-9 is hereby amended and supplemented by adding the following text to the end of Item 8.

Pursuant to the terms of the Merger Agreement, on April 1, 2011, the Purchaser merged with and into Emergent Group through a short-form merger under Nevada law, with Emergent Group continuing as the surviving corporation and a wholly owned subsidiary of Parent. By virtue of the Merger, each issued and outstanding Share (other than Shares held (i) in the treasury of Emergent Group or owned by the Purchaser or Parent or (ii) by any subsidiary of Emergent Group or Parent (other than the Purchaser)) was canceled and converted into the right to receive $8.46, the same consideration, without interest, received by holders who tendered in the Offer.

On April 1, 2011, Parent issued a press release announcing completion of the Merger.  The full text of the press release is attached as Exhibit (a)(5)(M) to Amendment No. 5 to the Schedule TO filed by Universal Hospital Services Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission and is incorporated herein by reference.

Item 9.  Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit	Description

(a)(5)(N)

Press Release issued by Universal Hospital Services, Inc., issued April 1, 2011 (incorporated by reference to Exhibit (a)(5)(M) to the Schedule TO (Amendment No. 5) filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on April 1, 2011).

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

EMERGENT GROUP INC.

By:	/S/ WILLIAM M. MCKAY
Name:	William M. McKay
Title:	Chief Financial Officer

Dated: April 1, 2011

Exhibits.

The following exhibits are filed with this Statement or incorporated by reference:

Exhibit No.	Description
(a)(1)(A)

Offer to Purchase dated March 2, 2011 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on March 2, 2011).

(a)(1)(B)

Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on March 2, 2011).

(a)(1)(C)	Information Statement of Emergent Group Inc., dated as of March 2, 2011 (included as Annex A to this Schedule 14D-9).*

(a)(1)(D)

Press release of Emergent Group Inc., dated February 7, 2011 (incorporated by reference to Exhibit 99.1 to Emergent Group Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 7, 2011).

(a)(1)(E)

Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on March 2, 2011).

(a)(1)(F)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on March 2, 2011).

(a)(1)(G)

Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on March 2, 2011).

(a)(5)(A)

Email to Emergent Group Inc. employees sent on February 7, 2011 (incorporated by reference to Emergent Group Inc.’s Schedule 14D-9 filed by Emergent Group Inc. with the Securities and Exchange Commission on February 7, 2011).

(a)(5)(B)

FAQ email to Emergent Group Inc. employees sent on February 7, 2011 (incorporated by reference to Emergent Group Inc.’s Schedule 14D-9 filed by Emergent Group Inc. with the Securities and Exchange Commission on February 7, 2011).

(a)(5)(C)

Transcript of pre-recorded audio announcement by Bruce J. Haber, Chief Executive Officer and a presentation that accompanied such message to Emergent Group Inc. employees sent on February 7, 2011 (incorporated by reference to Emergent Group Inc.’s Schedule 14D-9 filed by Emergent Group Inc. with the Securities and Exchange Commission on February 7, 2011).

(a)(5)(D)

Transcript of conference call with Emergent Group Inc. Employees commencing at 5:45PM on February 8, 2011 (incorporated by reference to Emergent Group Inc.’s Schedule 14D-9 filed by Emergent Group Inc. with the Securities and Exchange Commission on February 8, 2011).

(a)(5)(E)

Transcript of conference call with Emergent Group Inc. Employees commencing at 8:45PM on February 9, 2011 (incorporated by reference to Emergent Group Inc.’s Schedule 14D-9 filed by Emergent Group Inc. with the Securities and Exchange Commission on February 9, 2011).

(a)(5)(F)

Complaint filed on February 22, 2011 by Brian McManus in the Superior Court of the State of California, County of Los Angeles, Case No. BC455715 (incorporated by reference to Exhibit (a)(5)(f) to the Schedule TO filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on March 2, 2011.)

(a)(5)(H)

Form of summary advertisement, as published in The New York Times on March 2, 2011 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on March 2, 2011.)

(a)(5)(I)	Opinion of G. C. Andersen Partners LLC dated February 6, 2011 (included as Annex B to this Schedule 14D-9).*

(a)(5)(J)

Complaint filed by Bryan Lamb, individually and on behalf of others similarly situated, on February 28, 2011 in the Superior Court of the State of California, County of Los Angeles, Case No. BC456216 (incorporated by reference to Exhibit (a)(5)(I) to the Schedule TO (Amendment No. 1) filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on March 3, 2011.)

(a)(5)(K)

Complaint filed by Leena Dave, individually and on behalf of all others similarly situated, on March 2, 2011 in the Superior Court of the State of California, County of Los Angeles (incorporated by reference to Exhibit (a)(5)(J) to the Schedule TO (Amendment No.2) filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on March 9, 2011.)

(a)(5)(L)

Memorandum of Understanding, dated March 24, 2011, between Robbins Umeda LLP, as lead counsel for Plaintiffs, and Paul, Hastings, Janofsky & Walker LLP, as counsel for Defendants Emergent Group Inc., and specially appearing Defendants Bruce J. Haber, Mark Waldron, Howard Waltman and K. Deane Read, Jr., and Dorsey & Whitney LLP, as counsel for Defendants Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. (incorporated by reference to Exhibit (a)(5)(K) to the Schedule TO (Amendment No. 3) filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on March 25, 2011).

(a)(5)(M)

Press Release issued by Universal Hospital Services, Inc., issued March 31, 2011 (incorporated by reference to Exhibit (a)(5)(L) to the Schedule TO (Amendment No. 4) filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on March 31, 2011).

(a)(5)(N)

Press Release issued by Universal Hospital Services, Inc., issued April 1, 2011 (incorporated by reference to Exhibit (a)(5)(M) to the Schedule TO (Amendment No. 5) filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on April 1, 2011).

(e)(1)

Agreement and Plan of Merger, dated February 6, 2011, among Emergent Group Inc., Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 of Emergent Group Inc.’s Form 8-K filed by Emergent Group Inc. with the Securities and Exchange Commission on February 7, 2011).

(e)(2)(A)

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and Louis Buther (incorporated by reference to Exhibit 2.2 of Emergent Group Inc.’s Form 8-K filed by Emergent Group Inc. with the Securities and Exchange Commission on February 7, 2011).

(e)(2)(B)

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and Bruce J. Haber (incorporated by reference to Exhibit 2.3 of Emergent Group Inc.’s Form 8-K filed by Emergent Group Inc. with the Securities and Exchange Commission on February 7, 2011).

(e)(2)(C)

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and the Bruce Haber Family Trust under Agreement dated November 16, 2005 (incorporated by reference to Exhibit 2.4 of Emergent Group Inc.’s Form 8-K filed by Emergent Group Inc. with the Securities and Exchange Commission on February 7, 2011).

(e)(2)(D)

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and the Jessica Haber Irrevocable Trust dated August 13, 1999 (incorporated by reference to Exhibit 2.5 of Emergent Group Inc.’s Form 8-K filed by Emergent Group Inc. with the Securities and Exchange Commission on February 7, 2011).

(e)(2)(E)

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and William M. McKay (incorporated by reference to Exhibit 2.6 of Emergent Group Inc.’s Form 8-K filed by Emergent Group Inc. with the Securities and Exchange Commission on February 7, 2011).

(e)(2)(F)

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and K. Dean Reade, Jr. (incorporated by reference to Exhibit 2.7 of Emergent Group Inc.’s Form 8-K filed by Emergent Group Inc. with the Securities and Exchange Commission on February 7, 2011).

(e)(2)(G)

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and Mark Waldron (incorporated by reference to Exhibit 2.8 of Emergent Group Inc.’s Form 8-K filed by Emergent Group Inc. with the Securities and Exchange Commission on February 7, 2011).

(e)(2)(H)

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and Howard Waltman (incorporated by reference to Exhibit 2.9 of Emergent Group Inc.’s Form 8-K filed by Emergent Group Inc. with the Securities and Exchange Commission on February 7, 2011).

(e)(3)

Non disclosure Agreement, dated October 26, 2010, between Emergent Group Inc. and Universal Hospital Services, Inc. (incorporated by reference to Exhibit (d)(10) to the Schedule TO filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on March 2, 2011.)

(e)(4)(A)

Exclusivity Agreement, dated December 22, 2010, between Emergent Group Inc. and Universal Hospital Services, Inc. (incorporated by reference to Exhibit (d)(11) to the Schedule TO filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange

Commission on March 2, 2011.)

(e)(4)(B)

Extension to Exclusivity Agreement, dated January 27, 2011, between Emergent Group Inc. and Universal Hospital Services, Inc. (incorporated by reference to Exhibit (d)(12) to the Schedule TO filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on March 2, 2011.)

*Previously filed with Schedule 14D-9